UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _____)

National Energy Services Reunited Corp.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G6375R107
(CUSIP Number)

Peter Howley
Waha Capital PJSC
Levels 42-43, Tower 3
Etihad Towers, P.O. Box 28922
Abu Dhabi, United Arab Emirates
+971 2 667 7343
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G6375R107	Page 2 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Waha Capital PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,635,664
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,635,664

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,635,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 85,562,769 ordinary shares, no par value, of National Energy Services Reunited Corp. outstanding as of June 6, 2018 as reported by NESR in a Form 8-K filed on June 12, 2018.

SCHEDULE 13D

CUSIP No. G6375R107	Page 3 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Waha Energy Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,635,664
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,635,664

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,635,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. G6375R107	Page 4 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) NESR SPV Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,635,664
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,635,664

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,635,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no par value per share (each, a “Share”, and collectively, the “Shares”), of NATIONAL ENERGY SERVICES REUNITED CORP., a company formed in the British Virgin Islands (“NESR”). The principal executive offices of NESR are located at 777 Post Oak Blvd, Suite 800, Houston, Texas 77056.

ITEM 2.	IDENTITY AND BACKGROUND

(a)         This Schedule 13D is being filed by (i) Waha Capital PJSC, a public joint stock company with limited liability, formed in the Emirate of Abu Dhabi, United Arab Emirates (“Waha”), (ii) Waha Energy Limited (f/k/a MEA Energy Investment Company 2 Ltd.), an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Waha Energy”), and (iii) NESR SPV Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“NESR SPV”). Each of the foregoing referred to in (i), (ii) and (iii) is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”

(b)         Waha Energy is a wholly owned subsidiary of Waha. Waha Energy owns 100% of the voting shares of NESR SPV. Waha and Waha Energy own non-voting shares of NESR SPV that correspond to their ownership of the Shares held by NESR SPV.

(c)          The address of the principal office of Waha is Levels 42-43, Tower 3, Etihad Towers, P.O. Box 28922, Abu Dhabi, United Arab Emirates. The address of the principal office of Waha Energy is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of the principal office of NESR SPV is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(d)          The principal business of each of Waha and Waha Energy is investment for its own account. The principal business activity for NESR SPV is investment activity on behalf of its co-investors.

(e)         With respect to Waha, the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of Waha is set forth below. For each such executive officer and director, except where indicated below, the name of the corporation or other organization in which such employment is conducted is Waha and the business address is c/o Waha Capital PJSC, Levels 42-43, Tower 3, Etihad Towers, P.O. Box 28922, Abu Dhabi, United Arab Emirates.

Waha Executive Officers:

Name	Waha Position	Citizenship
Michael Raynes	Chief Executive Officer	United Kingdom
Sana Khater	Chief Financial Officer	Canada and Lebanon
Abdellah Sbai	Chief Strategy Officer	France and Morocco
Chakib Aabouche	Chief Risk Officer	Canada and Morocco

Waha Directors:

Name	Waha Position	Principal Occupation or Employment	Citizenship
H.E. Salem Rashid Al Noaimi	Chairman	Chairman of Waha Capital	United Arab Emirates
Ahmed bin Ali Al Dhaheri	Vice Chairman	Chairman of Ali & Sons Holding LLC, Foodco Holding PJSC, and Sense Gourmet PSC	United Arab Emirates
Carlos Obeid	Director	Group Chief Financial Officer of Mubadala Development Company. He is also Chairman of Mubadala GE Capital and Mubadala Infrastructure Partners Ltd (MIPL)	Lebanon
Rashed Darwish Al Ketbi	Director	Chairman of the Board of the RDK Group and Vice-Chairman and Managing Director of Al Wathba National Insurance Company PJSC and Foodco Holding PJSC	United Arab Emirates
Rasheed Ali Al Omaira	Director	Chief Executive Officer of Abu Dhabi National Company for Building Materials	United Arab Emirates
Khaled Al Shamlan	Director	Head of Sovereign Investment Partnerships at Mubadala Capital	United Arab Emirates
Mohamed Hussain Al Nowais	Director	Investment Associate at Abu Dhabi Investment Authority (ADIA)	United Arab Emirates

(f)          With respect to Waha Energy, the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of Waha Energy is set forth below. For each such executive officer and director, except where indicated below, the name of the corporation or other organization in which such employment is conducted is Waha Energy and the business address is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Waha Energy Directors:

Name	Waha Energy Position	Principal Occupation or Employment	Citizenship
Michael Raynes	Director	Chief Executive Officer, Waha	United Kingdom
Sana Khater	Director	Chief Financial Officer, Waha	Canada and Lebanon
Abdellah Sbai	Director	Chief Strategy Officer, Waha	France and Morocco
Chakib Aabouche	Director	Chief Risk Officer, Waha	Canada and Morocco
Peter Howley	Director	General Counsel and Company Secretary, Waha	United Kingdom

(g)         With respect to NESR SPV, the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of NESR SPV is set forth below. For each such executive officer and director, except where indicated below, the name of the corporation or other organization in which such employment is conducted is NESR SPV and the business address is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

NESR SPV Directors:

Name	NESR SPV Position	Principal Occupation or Employment	Citizenship
Michael Raynes	Director	Chief Executive Officer, Waha	United Kingdom
Peter Howley	Director	General Counsel and Company Secretary, Waha	United Kingdom

(h)     During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, none of their directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(i)   During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, none of their directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(j)       The Reporting Persons have entered into a Joint Filing Agreement, dated June 18, 2018, a copy of which is attached as Exhibit 99.1 hereto.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 12, 2017, NESR and the other parties thereto entered into the NPS Stock Purchase Agreement (the “NPS Stock Purchase Agreement”), pursuant to which NESR agreed to acquire (the “NPS Acquisition”) all of the equity interests owned by selling stockholders in NPS Holdings Limited (“NPS”) in exchange for cash and Shares of NESR.

On April 27, 2018, Waha Energy entered into a forward purchase agreement (the “Forward Purchase Agreement”) with NESR, pursuant to which NESR agreed to sell up to $150 million of Shares to Waha Energy or its designees and commonly controlled affiliates, including co-investment funds controlled by Waha Energy or its affiliates, in connection with the NPS Acquisition. On June 6, 2018, Waha Energy acquired 4,829,375 Shares in exchange for $50 million in accordance with the Forward Purchase Agreement. The funds used by Waha Energy to purchase the Shares were obtained from capital contributions made by Waha Energy’s co-investors.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons have acquired the Shares reported herein for investment purposes.

The Reporting Persons may further sell, purchase, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as they deem advisable to benefit from changes in the market prices of such Shares, changes in NESR’s operations, business strategy or prospects, or from the sale or merger of NESR. To evaluate such alternatives, the Reporting Persons will routinely monitor NESR’s operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment evaluation criteria, the Reporting Persons may discuss such matters with management or directors of NESR, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons modifying their ownership of the Shares, proposing changes in NESR’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in NESR, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Shares or dispose of all the Shares beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)       All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 85,562,769 ordinary shares, no par value, of NESR outstanding as of June 6, 2018 as reported by NESR in a Form 8-K filed on June 12, 2018.

As of June 6, 2018, Waha and NESR SPV may each be deemed to beneficially own an aggregate of 9,635,664 Shares, representing approximately 11.3% of the outstanding Shares.

As of June 6, 2018, Waha Energy may be deemed to beneficially own an aggregate of 9,635,664 Shares, representing approximately 11.3% of the outstanding Shares.

The Reporting Persons may be deemed to be members of a “group” with each other for purposes of Section 13(d) or Section 13(g) under the Securities Act of 1933, as amended (the “Act”). Each of the Reporting Persons disclaims the existence of a “group” with each other and disclaims beneficial ownership of any of the Shares beneficially owned by the other members of such group.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of their directors and executive officers may be deemed to beneficially own any Shares other than as set forth herein.

(b)        Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of Shares beneficially owned by such Reporting Person as indicated herein.

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d) or Section 13(g) under the Act. Each of the Reporting Persons disclaims the existence of a “group” with each other and disclaims beneficial ownership of any of the Shares beneficially owned by the other members of such group.

(c)       Except as otherwise described herein, no transactions in the Shares were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of their directors and executive officers during the period from April 6, 2018 to June 6, 2018.

(d)       No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On November 12, 2017, NESR, certain affiliates of the Reporting Persons and the other parties thereto entered into the NPS Stock Purchase Agreement, pursuant to which NESR agreed to acquire all of the equity interests owned by selling stockholders in NPS in exchange for cash and ordinary shares of NESR. For a more detailed description of the NPS Stock Purchase Agreement, please see pages 95 to 97 of the Definitive Proxy Statement on Schedule 14A filed by NESR with the SEC on May 8, 2018, which description is incorporated by reference into this Schedule 13D.

On June 6, 2018, NESR entered into a Relationship Agreement with Waha (the “Waha Relationship Agreement”), pursuant to which NESR agreed, until such time as Waha or its affiliates no longer hold at least 50% of the number of Shares acquired pursuant to the NPS Stock Purchase Agreement, to (i) nominate to the NESR board a person designated by Waha and (ii) permit one additional representative of Waha to observe the meetings of the NESR board in a non-voting capacity. Waha has the right to remove the director nominated by it (with or without cause) at any time. The rights of the board observer will include the right to participate in discussions of the NESR board, to receive notice of the meetings of the NESR board and to receive copies of all minutes, written consents and other material received by the members of the NESR board, as permitted by law. Each board observer must accept in writing to keep confidential all information of which they become aware in their position as a board observer. Waha shall retain the right to nominate a NESR board member and appoint a board observer for so long as it holds at least 50% of the Shares that it acquired pursuant to the NPS Stock Purchase Agreement. On June 12, 2018, Salem Al Noaimi was named to the NESR board.

Furthermore, in the Waha Relationship Agreement, Waha agreed that for six (6) months after the closing of the NPS Acquisition, it shall not, and shall cause its affiliates to not, directly or indirectly offer, sell, issue, contract to sell, pledge or otherwise dispose of the Shares acquired at the NPS Acquisition closing. Notwithstanding the lock-up provision, Waha is permitted to grant a security interest in respect of their acquired Shares to any provider of finance; provided that it shall retain the voting rights with respect to those Shares. Waha may not assign or transfer in whole or in part any rights under the Waha Relationship Agreement.

On June 6, 2018, NESR entered into a registration rights agreement with NESR Holdings Ltd., NESR SPV and Al Nowais Investments LLC (“ANI”) (the “Registration Rights Agreement”). Under the Registration Rights Agreement, NESR SPV and ANI are entitled to request that NESR register their Shares on up to five occasions pursuant to demand registration rights, and ANI is entitled to effect up to two of the five aggregate demand registrations. In addition, NESR SPV and ANI are entitled to certain “piggy-back” registration rights with respect to registration statements filed subsequent to the closing of the NPS Acquisition. NESR also agreed to file a resale registration statement within a specific period of time following the closing of the NPS Acquisition. NESR will bear the expenses incurred in connection with the filing of any such registration statements.

On April 27, 2018, Waha Energy entered into the Forward Purchase Agreement with NESR, pursuant to which NESR agreed to sell up to $150 million (the “Backstop Commitment”) of Shares to Waha Energy or its designees and commonly controlled affiliates, including co-investment funds controlled by Waha Energy or its affiliates in connection with the NPS Acquisition. The Backstop Commitment consisted of (i) a primary placement to occur concurrently with the closing of the NPS Acquisition, pursuant to which NESR agreed to sell 7,000,000 Shares at $10.00 per Share for a total drawdown of $70 million; and (ii) at NESR’s election, a secondary placement, pursuant to which NESR has the option to draw, in one or more installments, up to an additional $80 million by selling up to 7,114,906 Shares at $11.244 per Share. If NESR elects to engage in a secondary placement, at least $30 million must be sold on the first draw and at least $12.5 million must be sold in subsequent draws. All draw notices must be given with 3-10 business days’ advance written notice, with the applicable closing to occur on or within 3 months after the consummation of the NPS Acquisition. The Forward Purchase Agreement provides that Waha Energy may nominate one person to NESR’s board for as long as it directly owns at least 7,057,453 Shares and Adnan Ghabris is not otherwise nominated to the NESR board; provided, however, that such nominating right shall terminate if and when Waha Energy fails to deliver the required purchase price in any drawdown of a secondary placement.

The foregoing descriptions of the NPS Stock Purchase Agreement, the Waha Relationship Agreement, the Registration Rights Agreement and the Forward Purchase Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the agreements, which have been filed or are incorporated by reference into this Schedule 13D.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.01	NPS Stock Purchase Agreement, dated as of November 12, 2017, among NESR and the other parties thereto (incorporated by reference to Annex A to the Definitive Proxy Statement on Form Schedule 14A filed by NESR on May 8, 2018)

7.02	Waha Relationship Agreement, dated as of June 6, 2017, between NESR and Waha (incorporated by reference to Exhibit 10.1 to the Current Report Form 8-K filed by NESR on June 12, 2018)

7.03	Registration Rights Agreement, dated as of June 6, 2018, among NESR, NESR Holdings Ltd., NESR SPV and ANI

7.04	Forward Purchase Agreement, dated as of April 27, 2018, between NESR and Waha Energy (incorporated by reference to Exhibit 10.1 to the Current Report Form 8-K filed by NESR on April 30, 2018)

99.1	Joint Filing Agreement, dated as of June 18, 2018, by and among the Reporting Persons

99.2	Power of Attorney, relating to Waha

99.3	Power of Attorney, relating to Waha Energy

99.4	Power of Attorney, relating to NESR SPV

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2018

WAHA CAPITAL PJSC

By:	/s/ Michael Raynes
Name: Michael Raynes
Title: Chief Executive Officer

WAHA ENERGY LIMITED

By:	/s/ Michael Raynes
Name: Michael Raynes
Title: Director

NESR SPV LIMITED

By:	/s/ Michael Raynes
Name: Michael Raynes
Title: Director